Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 5 to Registration Statement No. 333-114749 of Dick’s Sporting Goods, Inc. on Form S-3 of our report dated March 31, 2004 (July 29, 2004 with respect to Note 15) relating to the consolidated financial statements of Galyan’s Trading Company, Inc. as of January 31, 2004 and February 1, 2003, and for each of the three fiscal years in the period ended January 31, 2004 (which report expressed an unqualified opinion and includes an explanatory paragraph relating to changes in the method of accounting for goodwill and the method of accounting for cash consideration received from vendors) appearing in Dick’s Sporting Goods, Inc. Form 8-K/A filed on October 12, 2004.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
January 26, 2005